FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2024
Commission File Number: 001-32458

DIANA SHIPPING INC.
(Translation of registrant's name into English)
Pendelis 16, 175 64 Palaio Faliro, Athens, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [ ]

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On September 9, 2024, Diana Shipping Inc. (the “Company”) and Maxim Group LLC (“Maxim”) entered into Amendment No. 2 to the Equity Distribution Agreement dated April 23, 2021, and amended July 9, 2021, between Maxim and the Company (the “Agreement”).
Attached hereto as Exhibit 1.1 is a copy of the Agreement dated September 9, 2024, by and between the Company and Maxim.
Attached hereto as Exhibit 5.1 is the opinion of Seward & Kissel LLP relating to the common shares.
The information contained in this Report on Form 6-K is hereby incorporated by reference into the Company's registration statements on Form F-3 (File Nos. 333-256791 and 333-266999) that were filed with the U.S. Securities and Exchange Commission and became effective on July 9, 2021 and September 16, 2022, respectively.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DIANA SHIPPING INC.
(registrant)

Dated: September 9, 2024	By:	/s/ Anastasios Margaronis
Anastasios Margaronis
President